June 1, 2009

BY EDGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549

Re:   Comment Letter dated May 11, 2009
        Brasil Telecom S.A.
        Form 20-F for Fiscal Year Ended December 31, 2007 Filed
        March 11, 2007

        Form 6-K furnished April 6, 2009
        File No. 1-15256

Dear Mr. Spirgel:

We have received the letter of staff of the Securities and Exchange Commission dated May 11, 2009 providing comments to the annual report on Form 20-F for the fiscal year ended December 31, 2007 filed on March 11, 2008 by Brasil Telecom S.A.

As discussed by our counsel, Mark Bagnall of White & Case LLP, with Robert Littlepage, we intend (1) to provide a letter responding to the comment of the staff no later than June 5, 2009, (2) to provide a restatement of the U.S. GAAP reconciliation of our financial statements as of December 31, 2007 and for the two years ended December 31, 2007 as part of the financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2008 (the “2008 Form 20-F”), which we expect to file during the week of June 15, 2009, and (3) to include in the 2008 Form 20-F restated amounts for each of the U.S. GAAP reconciled items that appear in Item 3 of the 2008 Form 20-F for each of the years presented (other than the year ended December 31, 2008), together with explanatory footnotes presenting the original audited amounts, an explanation of the misstatement and the amount of the adjustment.

Should you have any questions or concerns regarding the foregoing, please contact Marcelo Augusto Salgado Ferreira at +55 21 3131-2871 or Mark Bagnall at 305-995-5225.

Very truly yours,

/s/ Alex Waldemar Zornig Alex Waldemar Zornig Chief Financial Officer Brasil Telecom S.A.

cc: Melisa Hauber, Senior Staff Accountant
Robert S. Littlepage, Jr., Accounting Branch Chief

Securities and Exchange Commission